Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                November 7, 2007



Mr. Ethan Horowitz
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      The Art Boutique, Inc.
         Form 10-KSB for the Fiscal Year Ended December 31, 2006
         Filed April 17, 2007
         File No. 000-32099

Dear Mr. Horowitz:

         We have received your correspondence, dated June 21, 2007, regarding The Art Boutique, Inc., as referenced above. We have filed Amendment number 1 to Form 10-KSB with amendments responsive to your comments dated June 1, 2007, a marked copy of which is filed herewith, in which we have denoted the comment number in parenthesis, where amendments were made, and we further respond to each of your comments as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2006
-------------------------------------------------------

Item 8a - Controls and Procedures, page 6
-----------------------------------------

1. We note that your disclosures do not comply with Items 307 and 308(c) of Regulation S-B in the following respects:

        - The evaluation of disclosure controls and procedures should be completed by your principal executive and principal financial officers and disclosed as such.
        - Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to the date of the report as indicated by your disclosure.

Mr. Ethan Horowitz
Securities and Exchange Commission
November 7, 2007
Page 2

        -      Your  conclusion   should  clearly  state  that  your  disclosure
               controls and procedures are effective or ineffective, not "adequate" and effective.
        - Your disclosures required by Item 308(c) of Regulation S-B should refer to any changes during your last fiscal quarter (or your fourth fiscal quarter in the case of your annual report), not "subsequent to the date of the most recent evaluation of such."

         Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

         We have revised and will revise in future filing Item 8a "Controls and Procedures" to reflect your comments. We will update our disclosures in future filings to reflect the substance of your comments.

Financial Statements
--------------------

Consolidated Statement of Operations, page F-3
----------------------------------------------

         2. We note that a former officer and director forgave at least $570,000 of debt during the year ended December 31, 2006 and you recorded a gain on this forgiveness of debt in your statement of operations. Please note that forgiveness of debt by a related party typically should be considered a capital transaction (e.g. capital contribution). Please revise your financial statements to record the forgiveness of debt as a capital contribution or tell us why your current accounting treatment is consistent with GAAP. For guidance, refer to footnote one of APB 26.

         In the Statement of Operations for the year ended December 31, 2006, we have revised the financial statements to record the forgiveness of debt as a capital contribution. See 10-KSB/A.

Notes to Consolidated Financial Statements
------------------------------------------

Note 3. Ownership in Micronesian Resort, Inc., page F-11
--------------------------------------------------------

         3. We note you issued 25 million shares (greater that 50% of your outstanding shares) in connection with your acquisition of an 80% interest in Micronesian Resort, Inc. It appears this transaction should have been recorded as a reverse acquisition. Tell us how your current accounting treatment is consistent with SPAS 141, specifically your analysis of paragraph 17, or revise your financial statements, accordingly.

Mr. Ethan Horowitz
Securities and Exchange Commission
November 7, 2007
Page 3

         Twenty-five million shares were issued to Choy Kwok Fai for the assignment of the Palau lease interest to Micronesian Resorts, Inc.

         The Company does not believe the acquisition of the 80% interest in Micronesian Resorts, Inc. is to be accounted for as a reverse merger, since the Company itself is not the acquirer of Micronesian Resort, Inc. The Company's wholly-owned subsidiary, Key Chance International, formed Micronesian Resorts, Inc., as a subsidiary, issuing 80% of the shares to Company (Issuer) and 20% to a local Chinese individual who acts as local liaison. Micronesian Resorts, Inc. had no operations prior to the assignment of the lease after it was a subsidiary.

Section 302 Certification
-------------------------

         4. We note in paragraph four that you reference "other certifying officers." Please amend to include certifications for your other certifying officer (i.e. principal financial officer). If there is only one certifying officer that serves as both the principal executive and principal financial officer, please confirm and revise your certification to remove such language. For guidance, see question 10 of the Division of Corporation Finance:
Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, dated November 8, 2002 (revised November 14, 2002) available on our website.

         This is corrected in the 10-KSB/A filed concurrently herewith.

         5. We note that the Section 302 Certification signed by Tsang Ping Lain is not dated. Please amend your filing to include certification that is dated.

         Please see amended 10-KSB/A filing filed concurrently herewith.

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted  Pursuant to Section
--------------------------------------------------------------------------------
906 of the Sarbanes-Oxley Act of 2002
-------------------------------------

         6. We note that the Section 906 Certification signed by Tsang Ping Lam is not dated. Please amend your filing to include certification that is dated.

         Please see amended filing 10-KSB/A filed concurrently herewith.

Form 8-K, filed May 31, 2005
----------------------------

         7. It appears that your acquisition of an 80% interest in Micronesian resort would have required you to file stand-along audited financial statements for Micronesian Resort, Inc. for the periods prior to acquisition in accordance

Mr. Ethan Horowitz
Securities and Exchange Commission
November 7, 2007
Page 4


with Section 310(c) of Regulation S-B and related pro forma financial statements or provide us with a detailed analysis of why you believe such financial statements are not required to be filed.

         Please see the response to Comment #3 above.

Other Exchange Act Filings
--------------------------

         8. Please revise your other Exchange Act reports to comply with the comments above, as applicable.

         See 10-QSB/As for 3/31/07 and 6/30/07 filed concurrently.

         We believe these revisions and responses should be sufficient to allow this SB-2 to be cleared. If you have further comments or questions, please let me know.

                                             Sincerely,


                                             /s/ Michael A. Littman
                                             Michael A. Littman

MAL:cs